EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2004

(in millions, except ratio)

Nine months ended September 30	2004
Earnings:
Income from continuing operations before taxes on income	$1,740
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(110)
Fixed charges	233
Distributed income of less than 50%-owned persons	53
Amortization of capitalized interest	19

Total earnings	$1,935

Fixed Charges:

Interest expense:
Consolidated	$200
Proportionate share of 50%-owned persons	2

$202

Amount representative of the interest factor in rents:
Consolidated	$30
Proportionate share of 50%-owned persons	1

$31

Fixed charges added to earnings	$233

Interest capitalized:
Consolidated	$19
Proportionate share of 50%-owned persons	—

$19

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$252

Ratio of earnings to fixed charges	7.69

31